Philips updates the market on second trading line repurchase program

Thursday, May 03, 2007

Amsterdam, The Netherlands – Following the announcement of a EUR 1.63 billion share repurchase program over a second trading line on Euronext Amsterdam on January 9, 2007, Royal Philips Electronics (NYSE:PHG, AEX:PHI) today announced it has recently received further guidance from the fiscal authorities in the Netherlands on certain criteria under which investors will be able to participate in the program. This further guidance follows the confirmation of the validity of the program obtained from the fiscal authorities before it was launched.

Philips announced on January 9 that it would start a share repurchase program for capital reduction purposes over a second trading line on Euronext Amsterdam to complete the return of a total of EUR 4 billion to its shareholders. The program started January 22, and Philips aims to have it completed before the end of 2007. The second trading line enables Philips to buy back shares from holders who are tax-exempt or are able to achieve tax compensation.

The guidance that was obtained stipulates that eligible investors who had a Philips share participation on January 22, 2007 and are willing to sell their stake (wholly or partially) on the second trading line will get full refund or compensation for the Dividend Withholding Tax of 15%. Investors who had a participation in Philips upon the start of the second trading line program can build up their Philips stake again via the ordinary trading line. It is expected that more information about this possibility will be published by the fiscal authorities via the usual channels shortly.

Holders contemplating selling shares over the second trading line should contact their tax advisers to carefully examine their tax position. For more information about transactions on the second trading line and the execution of the program, please visit this link.

For more information, please contact:
Arent Jan Hesselink
Philips Corporate Communications
Tel +31 20 59 77415
email arentjan.hesselink@philips.com

Selling restrictions
The repurchase program does not constitute an offer to purchase or a solicitation of an offer to purchase any securities, or an invitation by or on behalf of Philips to purchase any such securities in circumstances or in any jurisdiction in which such an offer or solicitation is unlawful.

The repurchase program is not intended to constitute a tender offer by or on behalf of Philips for its own ordinary shares. Philips has taken no steps to allow for a tender offer for its own ordinary shares in any jurisdiction. Persons contemplating selling their shares on the second trading line should consult their legal and tax advisers to verify whether they are legally permitted to do so and to carefully investigate the tax consequences of such a sale.

This press release may not be distributed in any jurisdiction except in accordance with the legal requirements applicable in such a jurisdiction. This press release is only being made available to and directed at persons entitled to ordinary shares in Philips and is not being made, and has not been approved, by an authorized person for the purposes of section 21 of the UK Financial Services and Market Act 2000. No sales or offers to sell ordinary shares under the share repurchase program may be made from or in the United States.

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a global leader in healthcare, lifestyle and technology, delivering products, services and solutions through the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs approximately 124,300 employees in more than 60 countries worldwide. With sales of EUR 27.0 billion in 2006, the company is a market leader in medical diagnostic imaging and patient monitoring systems, energy efficient lighting solutions, personal care and home appliances, as well as consumer electronics. News from Philips is located at www.philips.com/newscenter.

Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.